

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

November 30, 2009

Via Mail and Fax

John Zimmerman
Chief Financial Officer
Tomkins plc
East Putney House, 84 Upper Richmond Road
London SW15 2ST United Kingdom

> **RE: Tomkins plc**
> **File Number: 001-13634**
> **Form 20-F for the Year Ended January 3, 2009**

Dear Mr. Zimmerman:

        We have reviewed your correspondence dated October 16, 2009 and have the following comment. We believe you should revise future filings in response to our comment. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 20-F for the Year Ended January 3, 2009

Operating and financial review, page 13

1. Refer to your response to our prior comment number 5. In clarification of our prior comment, we intended your disclosure to be responsive to the portion within the third paragraph of the answer to question 19 of the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm, that states "Where a company includes in its MD&A a discussion of segment profitability determined in such a manner, the company also should include in the segment discussion in the MD&A a complete discussion of the reconciling items that apply to the particular segment being discussed." We believe presenting results of operations of each segment on a detailed basis, in comparative form, in the "operating and financial review" section accompanied by analysis of material changes indicated thereby enables investors to have a more fulsome understanding of the factors impacting the operations of each segment and how such contribute to consolidated results. Please revise the segment analysis within your operating and financial review section on this basis.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief